Thriving Design

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
First Advantage bank - 9585	10,730.51
PayPal	275.79
QuickBooks Checking Account	1.57
Total Bank Accounts	**$11,007.87**
Accounts Receivable	
Accounts Receivable (A/R)	32,151.06
Total Accounts Receivable	**$32,151.06**
Other Current Assets	
Inventory Asset	126,188.75
Loan to Jason Rider	575.51
Loan to Morgan Rider	2,602.93
Other A/R	50.00
Undeposited Funds	304.40
Total Other Current Assets	**$129,721.59**
Total Current Assets	**$172,880.52**
Fixed Assets	
Accumulated Depreciation	-56,476.00
Arburg Injection Molding Machine	9,500.00
Arburg Injection Molding Machine - 2	9,671.00
Furniture	2,000.00
Machinery and Equipment	18,262.79
Mold	23,915.00
Total Fixed Assets	**$6,872.79**
TOTAL ASSETS	**$179,753.31**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	7,806.33
Total Accounts Payable	**$7,806.33**
Credit Cards	
Capital One	2,754.00
Total Credit Cards	**$2,754.00**
Other Current Liabilities	
Accrued Interest	2,506.37
Colorado Department of Revenue Payable	1.12
Landmark Finance	7,039.79
Steve Patty Short Term Loan	20,000.00
Total Other Current Liabilities	**$29,547.28**

Thriving Design

Balance Sheet

As of December 31, 2022

	TOTAL
Total Current Liabilities	**$40,107.61**
Long-Term Liabilities	
Convertible Notes	
Convertible Note - Bickley and Wenz	50,000.00
Convertible Note - Donald Teer	20,000.00
Convertible Note - J.C.R.	81,329.10
Convertible Note - John Rider -2	80,200.00
Convertible Note - Karen Steer	50,000.00
Convertible Note - Matt Bickley	25,000.00
Convertible Note - Scott Minguez	10,000.00
Convertible Note - Susan Bishop	15,000.00
Convertible Note - WeFunder	54,454.75
Total Convertible Notes	**385,983.85**
FirstLease/Apex - Capital Equipment Lease	23,767.96
John Rider LOC Loan 4018	223,356.53
Total Long-Term Liabilities	**$633,108.34**
Total Liabilities	**$673,215.95**
Equity	
Additional Paid in Capital	66,821.01
Retained Earnings	-397,061.63
Net Income	-163,222.02
Total Equity	**$ -493,462.64**
TOTAL LIABILITIES AND EQUITY	**$179,753.31**

Thriving Design

Profit and Loss
January - December 2022

	TOTAL
Income	
Bad Debt	-506.74
Discounts given	-1,753.69
QuickBooks Payments Sales	5,346.45
Sales	236,009.62
Shipping Income	2,499.00
Total Income	**$241,594.64**
Cost of Goods Sold	
Cost of Goods Sold	77,499.67
Commissions	10,038.52
Total Cost of Goods Sold	**87,538.19**
Freight & Delivery	28,419.89
Inventory Shrinkage	-24,998.28
Merchant Service/Credit Card Fees	834.40
Shipping Supplies	11,774.65
Total Cost of Goods Sold	**$103,568.85**
GROSS PROFIT	**$138,025.79**
Expenses	
Equipment (not capitalized)	353.03
General & Administrative	0.00
Bank Charges & Fees	513.13
Charitable Contribution	273.86
Dues, Memberships & Subscriptions	3,392.49
Insurance	966.00
Late Fees	47.00
Legal & Professional Services	15,625.70
Office Supplies	2,181.53
Software Subscriptions & Apps	11,511.66
Taxes & Licenses	447.46
Total General & Administrative	**34,958.83**
Interest Expense	0.00
Interest - APEX	50.96
Interest - John Rider LOC 1374	2,723.56
Interest - John Rider LOC 4018	6,146.73
Interest - Landmark	1,290.79
Total Interest Expense	**10,212.04**
Marketing & Sales	0.00
Advertising & Marketing	8,930.91
Co-Op Advertising	1,205.00
Digital Marketing	994.85
Marketing Contractors	53,220.22
Media	5,731.00
Printing & Collateral	1,753.54

Thriving Design

Profit and Loss

January - December 2022

	TOTAL
Shipping & Handling (samples)	122.07
Tradeshows and events	0.00
Airfare	6,862.23
Event Registration Fee	13,486.10
Meals & Entertainment	2,742.54
Shipping & Handling	15,381.56
Supplies	977.02
Travel	11,992.65
Total Tradeshows and events	**51,442.10**
Total Marketing & Sales	**123,399.69**
Operating Expenses	0.00
Building and Rent	27,000.00
Job Supplies	4,310.15
Meals & Entertainment	2,132.89
Phone & Internet	3,659.04
Repairs & Maintenance	6,437.50
Travel	3,998.29
Utilities	7,978.13
Warehouse Contractor	30,000.00
Total Operating Expenses	**85,516.00**
QuickBooks Payments Fees	243.90
Total Expenses	**$254,683.49**
NET OPERATING INCOME	**$ -116,657.70**
Other Income	
Interest Income	2.57
Vendor Discounts (Sales Tax Discounts)	22.11
Total Other Income	**$24.68**
Other Expenses	
Depreciation	46,589.00
Total Other Expenses	**$46,589.00**
NET OTHER INCOME	**$ -46,564.32**
NET INCOME	**$ -163,222.02**

Thriving Design

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-163,222.02
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-31,948.66
Inventory Asset	-83,006.54
John Rider LOC Payments	9,907.34
Loan to Jason Rider	-348.37
Loan to Morgan Rider	489.42
Other A/R	-50.00
Accumulated Depreciation	46,589.00
Accounts Payable (A/P)	9,806.33
Capital One	2,754.00
Accrued Interest	2,506.37
Colorado Department of Revenue Payable	1.12
Landmark Finance	7,039.79
Sales Tax Payable	-830.90
Steve Patty Short Term Loan	20,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-17,091.10**
Net cash provided by operating activities	**$ -180,313.12**
INVESTING ACTIVITIES	
Arburg Injection Molding Machine	-9,500.00
Arburg Injection Molding Machine - 2	-9,671.00
Machinery and Equipment	-600.00
Mold	-23,915.00
Net cash provided by investing activities	**$ -43,686.00**
FINANCING ACTIVITIES	
Convertible Notes:Convertible Note - Donald Teer	20,000.00
Convertible Notes:Convertible Note - Susan Bishop	15,000.00
Convertible Notes:Convertible Note - WeFunder	54,454.75
FirstLease/Apex - Capital Equipment Lease	23,767.96
John Rider LOC Loan 1374	-148,020.74
John Rider LOC Loan 4018	223,356.53
Additional Paid in Capital	7,819.71
Net cash provided by financing activities	**$196,378.21**
NET CASH INCREASE FOR PERIOD	**$ -27,620.91**
Cash at beginning of period	38,933.18
CASH AT END OF PERIOD	**$11,312.27**

Thriving Design PBC
Consolidated Statement of Equity

	Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, January 1, 2022	59,001	(397,062)	(338,060)
Additional Paid in Capital	7,820		
Distributions		-	-
Net Income		(163,222)	(163,222)
Ending Balance, December 31, 2022	66,821	(560,284)	(493,463)